भारतीय स्टेट बैंक
भारतीय स्टेट [redacted]
State Bank of

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शे... विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
[redacted]t, N.W.,
C. 20549

02034806

SUPPL

BY REGISTERED AIR MAIL FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 1862 June 05, 2002

02 JUN 13 AM 11:03

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31ST MARCH, 2002
CENTRAL BOARD'S MEETING ON 20.06.2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/1848 dated the June 05, 2002 addressed to Bombay Stock Exchange alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
P JUN 19 200
THOMSON
FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

dlw 6/18

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/1848 June 05, 2002

Dear Sir,

LISTING AGREEMENT
AUDITED RESULTS - 31ST MARCH, 2002
CENTRAL BOARD'S MEETING ON 20.06.2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 20th June, 2002 to take on record the audited working results of the Bank for the year ended on 31st March, 2002. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release dated 05th June, 2002, being issued in connection with convening of the meeting on 20th June, 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
STATE BANK OF INDIA

प्रकाशन हेतु
for favour of publication

THE EDITOR

MUMBAI

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI - 400 021

A Meeting of the Central Board of the Bank will be held on the 20th June 2002 in Kolkata to take on record the audited working results of the Bank for the year ended the 31st March 2002.

5th June 2002.

(JANKI BALLABH)
CHAIRMAN

Dy GM(PR)

जन सम्पर्क विभाग, केन्द्रीय कार्यालय, मदाम कामा रोड, पोस्ट बॉक्स नं. 12, बम्बई 400 021.
Public Relations Depar Central Office, Madame Cama Road, Post Box No. 12, Bombay 400 021.